Exhibit 99.1

Hurray! Reports First Quarter 2005 Financial Results

BEIJING, May 19, 2005 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY - News), a leading provider of advanced wireless value-added services and mobile telecommunication network software in China, today announced its financial results for the first quarter ended March 31, 2005.

FINANCIAL HIGHLIGHTS

•	Total revenues: $14.9 million, growth of 6.2% quarter-over-quarter and unchanged year-over-year

•	2.5G services revenues: $9.4 million, growth of 4.3% quarter-over-quarter and 140.3% year-over-year

•	2G services revenues: $3.5 million, stable quarter-over-quarter and 21.8% decline year-over-year

•	Software and system integration services revenues: $2.0 million, growth of 32.1% quarter-over-quarter and 69.1% decline year-over-year

•	Net income: $5.6 million, growth of 6.1% quarter-over-quarter and 90.6% year-over-year

“We are very pleased with our overall financial performance during the first quarter of 2005”, said QD Wang, Chairman and Chief Executive Officer of Hurray! Holding Co., Ltd. “We are particularly proud that we have been able to sustain growth in our core 2.5G area during a period of continued market change, regulatory uncertainty and sector development. We continue to be a leader in the 2.5G WAP content and software business and have great confidence in the long term growth opportunities for 2.5G services. We believe we are well positioned for market leadership in China as wireless value-added services continue to migrate from 2G services to more sophisticated 2.5G services and as users commence migrating to 3G services in the future.”

FINANCIAL RESULTS

Total revenues for the first quarter ended March 31, 2005 were $14.9 million, representing a 6.2% increase over $14.0 million for the preceding quarter. Total revenues for the first quarter of 2005 were largely unchanged compared to the same quarter in 2004.

2.5G services revenues were $9.4 million for the first quarter of 2005, representing an increase of 4.3% as compared to $9.0 million for the previous quarter and 140.3% as compared to $3.9 million for the first quarter of 2004. WAP services revenue growth was impacted by slower growth of the China Unicom CDMA user base and intensified competition among providers of wireless value-added services on China Mobile’s networks. Almost all of the company’s 2.5G services revenues were derived from WAP services, with a relatively limited contribution from its existing Java services as well as its MMS services which were first introduced late in the first quarter of 2005.

2G services revenues were $3.5 million for the first quarter of 2005, which was largely unchanged from the previous quarter but represented a decline of 21.8% as compared to $4.5 million for the first quarter of 2004. SMS revenues were $2.3 million for the first quarter of 2005, representing a decline of 21.6% as compared with $2.9 million in the previous quarter and a decline of 49.4% as compared with $4.5 million in the first quarter of 2004. The quarter-over-quarter decline in SMS revenue was offset by strong growth in its IVR services. IVR revenues were $1.3 million for the first quarter of 2005, representing an increase of 100.6% as compared with $0.6 million for the previous quarter.

Software and system integration services revenues were $2.0 million for the first quarter of 2005, representing an increase of 32.1% as compared with $1.5 million for the previous quarter but a decline of 69.1% as compared with $6.4 million for the first quarter of 2004. Software and system integration services revenues are impacted by the inclusion of revenue from third-party hardware which is sold to the end-customer on a no-margin, pass-through basis. Revenues in the first quarter of 2005 and fourth quarter of 2004 included only limited amounts of such hardware compared with the first quarter of 2004.

Gross margin was 57.3% for the first quarter of 2005, as compared with 62.4% for the previous quarter and 36.9% for the first quarter of 2004. Gross margin for 2.5G services was 56.7% for the first quarter of 2005, as compared with 61.8% for the previous quarter and 56.5% for the first quarter of 2004. The quarter-over-quarter decline in gross margin for 2.5G services resulted primarily from increased levels of revenue sharing with third party content providers and promotional partners. Gross margin for 2G services was 51.4% for the first quarter of 2005, as compared with 52.5% for the previous quarter and 58.4% for the first quarter of 2004. This decline in 2G gross margin was due to increased levels of service and network fees for 2G services. Software and system integration services gross margin was 70.4% for the first quarter of 2005, as compared with 89.7% for the previous quarter and 9.7% for the first quarter of 2004. This variance is primarily attributable to Hurray!’s delivery of more third party hardware in certain periods, which has significantly lower margins, compared to the delivery of Hurray!’s own software and services.

Gross profit was $8.5 million for the first quarter of 2005, representing a decline of 2.6% as compared with $8.8 million for the previous quarter and an increase of 56.3% as compared with $5.5 million for the first quarter of 2004.

Total operating expenses for the quarter were $3.1 million, representing a decline of 11.3% as compared with $3.4 million for the previous quarter and an increase of 24.9% as compared with $2.4 million for the first quarter of 2004. The year-over-year increase in operating expenses resulted from the overall growth of our business, in particular staff costs related to an increase in headcount during the period. The decrease between the fourth quarter of 2004 and the first quarter of 2005 was due primarily to lower business expenses resulting from the long Chinese New Year holidays during the first quarter.

For the first quarter of 2005, income tax was $0.6 million, which includes $0.2 million in non-recurring tax expenses.

Net income was $5.6 million for the quarter, representing an increase of 6.1% compared with $5.3 million for the previous quarter and an increase of 90.6% compared with $2.9 million for the first quarter of 2004. Net margin was 37.4% for the first quarter of 2005 compared to 37.4% for the previous quarter and 19.8% for the first quarter of 2004. Fully diluted earnings per American Depositary Share (ADS) was $0.31, based on a weighted average of 17.9 million diluted ADSs for the first quarter of 2005, which reflects our initial public offering which closed on February 9, 2005 and share options that were granted above the company’s IPO price or already cancelled. This compares to $0.33 per ADS for the preceding quarter, based on a weighted average of 15.9 million fully diluted ADSs, and $0.19 per ADS for the corresponding period a year ago, based on a weighted average of 15.5 million fully diluted ADSs.

As of March 31, 2005, the company had outstanding 21.9 million basic ADSs and 22.3 million fully diluted ADSs, excluding share options that were granted above the IPO price or already cancelled.

BUSINESS HIGHLIGHTS

China’s wireless value-added services sector continues to struggle through major market changes and regulatory uncertainties in the near term. To minimize business risks and strengthen Hurray!’s market position going forward, the company has been recently focusing on the following initiatives:

Strengthening existing marketing and distribution channels

•	Became one of China Unicom’s Gold Strategic Partners for targeted marketing and promotion support

•	Became one of a small group of China Mobile’s Preferred Strategic Partners for music and video services

•	Continued to develop its technology platform to support cross-selling among all of Hurray!’s 2G and 2.5G services

•	Expanded alliances with major handset manufacturers, distributors and retailers

•	Increased marketing and promotion through print, radio and TV media

•	Launched Internet marketing alliances with small and niche Internet content providers

Expanding services portfolio and customer reach

•	Acquired an MMS service provider and an IVR service provider, which has enabled the company to quickly launch its MMS and IVR services over China Mobile’s network

•	Launched Color Ring Back Tone (CRBT) services through both China Mobile’s and China Unicom’s networks

•	Commenced offering IVR and CRBT services over the limited mobility PHS networks (Little Smart) of China Telecom and China Netcom

•	Continued 3G software platform trial initiatives with China Telecom in anticipation of China Telecom receiving a 3G license in the future

Accelerating new product rollout through in-house development and partnerships

•	Signed licensing agreements with three record companies: Warner Music, EMI and Ocean Butterflies Music

•	Launched a new mobile Internet search service, and also beta tested a Java casual game portal and a video streaming service

Wireless value added services market in China offers great long term growth potential compared to where Japan and Korea markets are today. We believe these business initiatives will well position us for sustainable long term growth moving from 2.5G to 3G.

Note to the Financial Information

The financial information in this press release has been extracted from unaudited financial statements prepared in accordance with generally accepted accounting principles in the United States.

Conference Call

The Company will host a conference call to discuss the first quarter results at

Time:	9:00 pm Eastern Standard Time on May 19, 2005
or 9:00 am Beijing/Hong Kong Time on May 20, 2005

The dial-in number:	800-299-0433 (US)
617-801-9712 (international)
Password: Hurray

A replay of the call will be available from May 19, 2005 until May 26, 2005 with the following access:

        888-286-8010 (US)

        617-801-6888 (international)

        PIN number: 83368015

Additionally, a live and archived web cast of this call will be available at:

        http://www.videonewswire.com/event.asp?id=28590 or

        http://www.hurray.com/english/home.htm

About Hurray! Holding Co., Ltd.

Hurray! provides wireless value-added services such as ringtones, picture downloads, community and entertainment services to mobile users in China. The Company is one of the market leaders in providing these services using wireless application protocol, commonly referred to as WAP, in China. WAP services are offered through the advanced 2.5G mobile networks, the most advanced broadly available mobile networks deployed in China. Hurray! also offers these services through 2G mobile networks.

In addition, Hurray! designs, develops, sells and supports a service provisioning and management software that is used by China Unicom, one of the two principal mobile operators in China, to support its 2.5G services platform.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that Hurray! will be unable to compete effectively in the wireless value-added services market in China; the risk of changes in Chinese government regulations and/or the policies of the mobile operators in China that limit future growth of Hurray!’s wireless value-added services revenue or causes such revenue to decline; the negative consequences to Hurray!’s business and financial condition which could arise from monetary penalties or service suspensions being imposed by the mobile operators in China for violations of their policies, even if the violations are inadvertent; the risk that sales of 2.5G services will not continue to grow for whatever reason, which could also adversely affect revenues from software and system integration services if China Unicom decides not to continue to expand its WAP platform; the risk that operating expenses could fluctuate for unanticipated reasons in future periods; Hurray!’s ability to maintain its relationships with its content partners; continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; the state of Hurray!’s relationships with China’s mobile operators; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Hurray! Holding Co., Ltd.

Unaudited Consolidated Balance Sheet

	As of December 31, 2004	As of March 31, 2005
	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	8,714	73,544
Accounts receivable, net of allowance	11,883	12,416
Prepaid expenses and other current assets	2,133	1,030

Total current assets	22,730	86,990

Deposits	266	266
Property and equipment, net	2,617	2,536
Acquired intangible assets, net	439	253
Goodwill	20,412	20,412

Total assets	46,464	110,457

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	2,658	—
Accounts payable	3,335	2,618
Deferred tax liability	—	121
Accrued expenses and other current liabilities	2,750	4,961

Total current liabilities	8,743	7,700

Shareholders’ equity:
Ordinary shares ($0.00005 par value; 4,560,000,000 shares authorized; 1,525,161,940 and 2,187,595,840 shares issued and outstanding as of December 31, 2004 and March 31, 2005, respectively)	76	83
Subscription receivable	(51)	(21)
Additional paid-in capital	16,417	75,837
Retained earnings	21,280	26,860
Accumulated other comprehensive loss	(1)	(2)

Total shareholders’ equity	37,721	102,757

Total liabilities and shareholders’ equity	46,464	110,457

Hurray! Holding Co., Ltd.

Unaudited Consolidated Statement of Operations

	For the three months ended
	March 31, 2004	December 31, 2004	March 31, 2005
	(in thousands of U.S. dollars, except share data)
Revenues:
2G services	4,505	3,525	3,524
2.5G services	3,916	9,019	9,411
Software and system integration services	6,399	1,497	1,978

Total revenues	14,820	14,041	14,913

Cost of revenues:
2G services	1,875	1,676	1,712
2.5G services	1,703	3,444	4,074
Software and system integration services	5,778	154	586

Total cost of revenues	9,356	5,274	6,372

Gross profit	5,464	8,767	8,541

Operating expenses:
Product development	444	593	510
Selling and marketing	1,364	2,204	2,013
General and administrative	324	652	536
In-process research and development	36	—	—
Stock-based compensation	281	—	—

Total operating expenses	2,449	3,449	3,058

Income from operations	3,015	5,318	5,483

Other income	—	—	636

Interest income (expense)	(87)	(61)	20
Income tax	—	—	(559)

Net income	2,928	5,257	5,580

Earnings per share, basic	$0.0025	$0.0044	$0.0032
Earnings per ADS, basic	$0.25	$0.44	$0.32
Earnings per share, diluted	$0.0019	$0.0033	$0.0031
Earnings per ADS, diluted	$0.19	$0.33	$0.31

Weighted average number of ordinary shares outstanding, basic	1,176,000,000	1,202,912,297	1,742,740,800
Weighted average number of ADSs outstanding, basic	11,760,000	12,029,123	17,427,408
Weighted average number of ordinary shares outstanding, diluted	1,553,726,884	1,590,385,279	1,787,716,727
Weighted average number of ADSs outstanding, diluted	15,537,269	15,903,853	17,877,167

Source: Hurray! Holding Co., Ltd.

For more information, please contact:

Catherine Li

Investor Relation Officer

Tel: 8610-6518-8989 ext 6803

jhli@hurray.com